Mail Stop 4561

August 21, 2008

VIA USMAIL and FAX (214) 874-2398

Mr. Phillip A. Reinsch
Executive Vice President and Chief Financial Officer
Capstead Mortgage Corporation
8401 North Central Expressway
Suite 800
Dallas, Texas 75225

      Re: Capstead Mortgage Corporation
             Form 10-K as of December 31, 2007
             Filed on March 5, 2008
             File No. 001-08896

Dear Mr. Phillip Reinsch:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Item 1. Business – page 31

1.   We note the disclosure on page 33 of your excerpted annual report to shareholders that you experienced greater than anticipated margin calls due to declines in the market value of pledged assets. Please tell us how you will disclose, in future filings, if you had to sell any assets to cover those calls.

2.   Please tell us how you will disclose, in future filings, the amount of additional collateral you had to provide to cover all the margin calls that occurred during the fiscal year.

Exhibit 13

Financial Statements and Notes

Consolidated Statements of Income, page 6

3.   We note that the calculation of net interest income does not include interest expense on unsecured borrowings. Please tell us your basis in GAAP for including interest expense on unsecured borrowings within other revenue (expense) rather than within net interest income.

Reports on Corporate Governance and Reports of Independent Registered Public Accounting Firm

Report of Management on Effectiveness of Internal Control Over Financial Reporting, page 56

4.   Please tell us what consideration you gave to including a statement regarding the auditor attestation report on your internal control over financial reporting per Item 308(a)(4) of Regulation S-K.

Certifications

5.   We note that your certifications were not filed in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K.   Some of the discrepancies include deleting the language "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d), deleting the language "(or persons performing the equivalent functions)" in the introductory language in paragraph 5 and replacing the word "auditors" with "independent registered public accounting firm" in paragraph 5.   Please confirm that future filings will include certifications in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K.

FORM 10-Q FOR THE SIX MONTHS ENDED JUNE 30, 2008

Financial Statements and Notes

Note 10. Disclosures Regarding Fair Values of Mortgage Securities and Similar Instruments, page 13

6.   We note that your tabular presentation under SFAS 107 does not include the carrying amount and fair value of financial assets and liabilities other than mortgage securities classified as available for sale, which is contrary to your disclosures in Note 9 to your annual financial statements filed in your 2007 Form 10-K. To the extent this presentation is also intended to encompass the disclosures required under SFAS 157, please clarify your basis for not including the fair value measurements for each major category of assets and liabilities.

PROXY STATEMENT FILED MARCH 10, 2008

Executive Compensation

Compensation Discussion and Analysis, page 14

Base Salaries, page 15

7.   We note the disclosure on page 15 that you considered a peer analysis to arrive at the 18% average increase in salaries. Please tell us how the peer analysis leads to the final determination on the level of salary and increase. Provide such disclosure in future filings.

Annual Incentives, page 15

8.   Please tell us the targets yielded by the formula and how actual financial performance measured up to those targets in your determination to not award any annual incentive compensation.

Long Term Incentives, page 16

9.   Please tell us how the amounts awarded were determined and provide such disclosure in your future filings.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jaime John at (202) 551-3446 or me at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang at (202) 551-3386 with any other questions.

Sincerely,

Cicely LaMothe
Branch Chief